SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                         For the month of November, 2004

                         Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)



For immediate release 1 November 2004



                Termination of Euro Depositary Receipt Facility


SVG Capital plc announces its intention to terminate the deposit agreement with respect to Euro Depositary Receipts representing Ordinary Shares of SVG Capital plc ("EDRs").

Termination of the deposit agreement and delisting of the EDRs will take effect from 7 February 2005.

Holders of the EDRs will receive notification of the termination from the Bank of New York (the "Depositary"). Holders of EDRs will be entitled to surrender their EDRs and receive the amount of ordinary shares in SVG Capital plc represented by those EDRs. If any EDRs remain outstanding after the termination date, the Depositary will sell the remaining Ordinary Shares of SVG Capital plc and deliver the net proceeds of sale, pro rata to those holders of EDRs who have not surrendered their EDRs before the termination date.

For further information, please contact:

SVG Capital plc
Alice Todhunter                                                   020 7010 8925




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC


Date: 01 November 2004

                                  By:/s/John Spedding
                                        John Spedding
                                        Company Secretary
                                        For and on behalf of Schroder Investment
                                        Management Limited, Secretaries